Mail Stop 7010

      March 13, 2006

Richard H. Irving, III, Esq.
Senior Vice President, General Counsel and Secretary
Blount International, Inc.
4909 SE International Way
Portland, Oregon 97222-4679

Re:	Blount International, Inc.
	Registration Statement on Form S-3
	Filed on February 24, 2006
	File No. 333-132024

Dear Mr. Irving:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the aggregate market value of the voting and non-voting common equity held by non-affiliates on the date that you filed the Form S-3. In this respect, we note that according your 2005 10-K, this amount was approximately $652 million, but that according your 2004 10-K, the amount was approximately $55 million.
We also note that you filed a Form S-3 in December 2004. Please advise.

2. Supplementally confirm to us that Blount, Inc. meets the registrant requirements for the unallocated shelf procedure on Form
S-3. Further, please explain the basis for your position. Assuming that Blount, Inc. is eligible to use Form S-3, the amount of securities registered should be allocated between the two issuers. In addition, the table and footnotes should be revised to indicate the amount of securities to be issued by each registrant. In the event that Blount, Inc. is eligible to use general instruction I.B.2 but is not eligible to use general instruction I.B.1, the table should reflect that Blount, Inc. will only be issuing non-convertible investment grade securities. In addition, the prospectus should be revised throughout to reflect the securities being issued by each registrant.

3. It appears from the fee table that you are registering warrants for resale. Please describe these outstanding warrants in the prospectus. Note that if warrants can be converted within a year, we view the underlying debt securities or shares as being the subject of an offer that must be registered or made pursuant to an exemption. Please advise. File any warrant agreements as exhibits.

4. We note that there were several takedowns under your previous shelf registration statement. With respect to the most recent takedown in June 2005, please provide us your analysis of why the underwriting agreement was not filed as a material agreement under established standards of materiality and with reference to Instruction 1 to Item 1.01 of Form 8-K. Also explain why you did not file a legal opinion with each takedown.

In this respect, please confirm to us that you will file an unqualified legal opinion, either in post-effective amendment or in a
Form 8-K, for each takedown.  See Telephone Interp. D.11 (July
1997)
on this matter, which is publicly available on our website. Also file the underwriting agreement for any underwritten offerings if it represents a material agreement.

5. Please note that it may be appropriate to include risk factors in your takedown supplements on issues specific to the securities such as the lack of an intention to list the debt securities on any trading market.

6. The officers of Blount, Inc. should sign the registration statement as an additional registrant. In addition, Blount, Inc.
should also file separately the Form S-3 on EDGAR as an additional registrant.

Registration Cover Page

7. In footnote (4), clarify whether you are using Rule 429 to combine the previous shelf registration statement or if you are merely carrying forward the filing fee.

8. We note disclosure on page 7 that debt securities may be guaranteed. Please confirm that if you issue debt securities that are guaranteed or if you qualify an indenture that includes guarantees, you will register the guarantees, revise your legal opinion to opine on their enforceability and will revise the registration fee table accordingly.
9. Please confirm that as shares of the underlying common stock are offered and sold, you will count them against the dollar amount of the securities remaining on this registration statement.

Prospectus Cover Page

10. Please identify the affiliates that are selling shares.

Use of Proceeds, page 5

11. Supplementally confirm to us that your takedown supplements will disclose the amount and terms of any debt you may pay off with proceeds from the sale of the securities.

Selling Shareholders, page 16

12. We note from the registration fee table that the secondary offering includes warrants and common stock. Please clarify here and in the fee table whether the common stock listed represents shares underlying the warrants. If this registration statement covers the resell of the warrants, please include those in this table.

13. Please update the information in this section to the most recent practicable date.

14. Please identify in footnotes to the table, the number of shares underlying options or warrants for each selling shareholder.

15. Please delete the reference in the second paragraph that you
"have not independently verified this information" to eliminate the implication that you are not responsible for the accuracy of the information included in the prospectus.

16. Please name the office or other material relationship each selling shareholder has with the company or its affiliates. See
Item
507 of Regulation S-K.

17. Disclose how each selling shareholder acquired the shares or warrants they are selling.

18. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter and you must amend the filing to a form for which you are eligible to do a primary offering. If a selling shareholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.
19. Please confirm that none of the sellers currently have open positions in the common stock. If any of the sellers do have short positions, please indicate the size of the short position. Supplementally confirm that you are aware of Telephone Interp. A.65
(July 1997) on this matter, which is publicly available on our website.

20. Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Exhibits

21. Exhibits must be included in separate exhibit documents appropriately labeled on EDGAR. Please refile your exhibits separately from the primary filing in your next EDGAR submission.
Call EDGAR Filer Support at (202) 551-8900 if you require assistance.

22. Trust indentures must be qualified prior to effectiveness.
File
the form of indenture before requesting acceleration of the registration statement`s effectiveness.

Exhibit 5.1 - Legal Opinion

23. Please provide an unqualified legal opinion covering the resale shares.

24. Trust indentures must be qualified prior to effectiveness. In paragraph 1, please delete clause (D).

25. Counsel must opine that the warrants are binding obligations under the state contract law governing the warrant agreement.
Please
revise.

26. Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission`s official file regarding this registration statement. Please see
Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

Exhibit 24.1 - Power of Attorney

27. We note the signatories that purport to sign the registration statement by signing the Exhibit 24.1 Power of Attorney. Please revise so that each required signatory actually signs the registration statement.

28. Please revise to indicate that the principal accounting officer or controller has also signed the registration statement pursuant to
Instruction 1 to Signatures on Form S-3.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Brigitte Lippmann, at (202) 551-
3713, or me at (202) 551-3767.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Ronald Cami, Esq.
	Cravath, Swaine & Moore LLP
	Worldwide Plaza
	825 Eight Avenue
	New York, NY 10019
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Richard H. Irving, III, Esq.
Blount International, Inc.
March 13, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE